REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Equus II Incorporated:

We have examined management's assertion about Equus II Incorporated's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999:

         o Count and inspection of all securities located in the vault of Bank of America, N.A. in Houston, Texas;

         o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

         o Reconciliation of all such securities to the books and records of the Company and the custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Equus II Incorporated was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Equus II Incorporated and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ ARTHUR ANDERSEN LLP


ARTHUR ANDERSEN LLP

Houston, Texas
December 31, 1999

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Equus II Incorporated (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999 and from June 30, 1999 through December 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and from June 30, 1999 through December 31, 1999, with respect to securities reflected in the investment account of the Company.

Equus II Incorporated

By:   /s/ NOLAN LEHMANN
      Nolan Lehmann
      President